Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

December 14, 2020

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Sergio Chinos

Re:	Waverly Labs Inc. Draft Offering Statement on Form 1-A Submitted September 17, 2020 File No. 024-11323

Dear Mr. Chinos:

This letter is submitted on behalf of our client, Waverly Labs Inc. (the “Company”), regarding the Company’s offering statement on Form 1-A, filed September 17, 2020.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated October 14, 2020; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Form 1-A filed September 17, 2020

1.	Comment: Please revise your offering circular to include your telephone number on the cover page. Please refer to Item 1(b) of Part II of Form 1-A.

Response: We have revised our disclosure in accordance with the Staff’s comments.

2.	Comment: We note your disclosure that in the event that you become a reporting company under the Securities Act of 1934 you intend to take advantage of the provisions that relate to Emerging Growth Companies. Please provide us with an analysis discussing the applicability of the emerging growth company status to this Regulation A offering revise through to remove the references to emerging growth company status.

Response: We have deleted such disclosure from the offering statement.

3.	Comment: We note your risk factor disclosure on page 9 that no minimum amount is required to be raised. Please revise your cover page to state this clearly. Please refer to Item 1(e) of Part II of Form 1-A.

Response: We have revised our disclosure in accordance with the Staff’s comments.

4.	Comment: We note your disclosure that StartEngine Primary, LLC will act as an underwriter of this offering and that you expect to pay to incur $350,000 in underwriting fees. Please revise Item 4 of Part I of Form 1-A to clearly provide the name of the underwriter and applicable underwriter fees under the appropriate sections.

Response: We have revised our disclosure in accordance with the Staff’s comments.

The Subscription agreement includes an exclusive venue provision, page 10

5.	Comment: We note your disclosure that a court of competent jurisdiction in the State of New York shall be the exclusive venue for actions arising under your subscription agreement, not arising under the federal securities laws. Please revise your disclosure to clarify whether or not the provision applies to purchasers in secondary transactions.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Use of Proceeds, page 17

6.	Comment: Please revise your disclosure to state whether any of the proceeds will be used to compensate or otherwise make payments to your officers or directors. Refer to Instruction 2 to Item 6 of Part II of the Form 1-A.

Response: We have revised our disclosure in accordance with the Staff’s comments.

7.	Comment: We note from the tables on page 17 that in the "25%" columns, total net proceeds you intend to use exceed the net proceeds you would receive from the offering. Please revise.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Sales and Distribution, page 18

8.	Comment: On page 19, you state that you expect to commence deliveries of the Ambassador Interpreter in September 2020. Furthermore, we note under your Plan of Operations that you estimate to commence the final launch of the Ambassador Interpreter sometime during the second quarter of 2021. Please revise accordingly

Response: We have revised our disclosure in accordance with the Staff’s comments.

We have also included comparative 6 month financial statements for the periods ending June 30, 2020 and June 30, 2019.

The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours, /Jeffrey S. Marks/ Jeffrey S. Marks